UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A1

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

TRANSLATE BIO, INC.

(Name of Issuer)

Common Stock, Par Value $0.001

(Title of Class of Securities)

89374L 10 4

(CUSIP Number)

Victoria A. Whyte

GlaxoSmithKline plc

980 Great West Road

Brentford, Middlesex TW8 9GS

England

Telephone: +44 (0)208 047 5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 12, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GlaxoSmithKline plc
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) X
6.	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,697,912
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 3,697,912
	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,697,912 shares of Common Stock (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2% of the shares of Common Stock (2)
14.	TYPE OF REPORTING PERSON (see instructions) CO
Footnotes:

(1) Common Stock are held of record by S.R. One, Limited (“SR One”), an indirect, wholly-owned subsidiary of GlaxoSmithKline plc.

(2) Based upon 45,141,690 of the Issuer’s Common Stock outstanding as of July 31, 2018, as reported in the Issuer’s quarterly report for the quarter period ending June 30, 2018 on the Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on August 9, 2018.

Item 1. Security and Issuer.

This Amendment No. 1 to Schedule 13D (this “Statement”) amends and supplements the statement on Schedule 13D originally filed on July 5, 2018 with respect to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Translate

Bio, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 29 Hartwell Avenue, Lexington, Massachusetts 02421.

Item 4. Purpose of Transaction.

Item 4 is amended by deleting the first paragraph thereof in its entirety and replacing it with the following:

On October 12, 2018, Brian M. Gallagher, Jr., a member of the board of directors of the Issuer appointed to that board by S.R. One Limited (“S.R. One”) in November 2011, resigned from his positions at S.R. One and GlaxoSmithKline LLC (“GSK LLC”), an indirect, wholly-owned subsidiary of GlaxoSmithKline plc (“GSK”). Mr. Gallagher is no longer employed by GSK or any of its subsidiaries and is serving on the board of directors of the Issuer in his personal capacity and not as a representative of GSK or any of its subsidiaries.

Item 5. Interest in Securities of the Issuer.

Item 4 is amended by deleting paragraph “a.” in its entirety and replacing it with the following:

GlaxoSmithKline plc beneficially owns 3,697,912 shares of Common Stock, which represents 8.3% of the 45,141,690 of the Issuer’s Common Stock outstanding as of July 31, 2018, as reported in the Issuer’s quarterly report for the quarter period ending June 30, 2018 on the Form 10-Q filed with the Securities and Exchange Commission on August 9, 2018.

As a result of Mr. Gallagher’s resignation from his positions at S.R. One and GSK LLC, Mr. Gallagher is no longer obligated to transfer any shares issued under the stock option to S.R. One. Neither GSK nor any of its subsidiaries has any interest in or beneficial ownership of any stock options granted to Mr. Gallagher by the Issuer or any shares of Common stock issued upon exercise of such options.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 17, 2018

GLAXOSMITHKLINE PLC

By: /s// Victoria A. Whyte

Name: Victoria A. Whyte
Title: Authorized Signatory